Meridian Fund Page 1 of 1 Meridian Equity Income Fund Top 10 Holdings as of 9/30/2007
MEIFX Market Percentage Holding Value of Portfolio
Intel Corp. $ 1,415,189 3.3 % Chevron Corp. 1,328,836 3.1 Emerson Electric 1,297,238 3.1 Co. 3M Co. 1,276,431 3.0 Hubbell, Inc. Class 1,253,784 3.0 B
RPM International, 1,226,839 2.9 Inc.
AT&T, Inc. 1,226,144 2.9 Federated Investors, Inc. 1,217,004 2.9 Class B Eaton Corp. 1,210,269 2.9 Waddell & Reed Financial, Inc. Class 1,210,268 2.9 A Net Assets $ 42,276,788
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© 2000-2006 Meridian Fund, Inc. All rights reserved.
http://www.meridianfund.com/meifx_top10.cfm 10/30/2007

Meridian Fund Page 1 of 1 Meridian Equity Income Fund Top 10 Sectors as of 9/30/2007 MEIFX Market Pct. Sector Value Assets
Electrical Equipment $ 2,551,021 6.0 % Diversified Operations 2,486,700 5.9 Brokerage & Money 2,427,271 5.7 Management Oil & Gas 2,396,826 5.7 Chemicals 2,345,904 5.6 Basic Materials 2,336,955 5.5 Industrial Services 2,290,231 5.4 Insurance 2,109,796 5.0 Paper/Forest Products 1,902,357 4.5 Technology 1,415,188 3.4
Net Assets $ 42,276,788
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© 2000-2006 Meridian Fund, Inc. All rights reserved.
http://www.meridianfund.com/meifx_top10sectors.cfm 10/30/2007

MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERID

MERDX
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Top 10 Sectors
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Meridian Growth Fund

Top 10 Holdings
as of 9/30/2007

Holding		Market Value	Percentage of Portfolio	
DENTSPLY International, Inc.	$	64,375,440	3.2	%
C. R. Bard, Inc.		63,097,740	3.1	
Las Vegas Sands Corp.		62,200,404	3.1	
Dionex Corp.		57,894,556	2.8	
Cerner Corp.		55,936,106	2.8	
American Tower Corp. Class A		55,774,740	2.7	
BE Aerospace, Inc.		54,798,835	2.7	
Cognos, Inc. (Canada)		52,143,614	2.6	
Mercury General Corp.		51,868,580	2.6	
BEA Systems, Inc.		51,665,750	2.5	
Net Assets	$	**2,032,983,902**		

© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Fund Page 1 of 1 Meridian Growth Fund Top 10 Holdings as of 9/30/2007
MERDX Percentage Holding Market Value of Portfolio
DENTSPLY International, $ 64,375,440 3.2 % Inc.
C. R. Bard, Inc. 63,097,740 3.1 Las Vegas 62,200,404 3.1 Sands Corp.
Dionex Corp. 57,894,556 2.8 Cerner Corp. 55,936,106 2.8 American Tower Corp. 55,774,740 2.7 Class A
BE Aerospace, 54,798,835 2.7 Inc.
Cognos, Inc.
52,143,614 2.6 (Canada) Mercury 51,868,580 2.6 General Corp.
BEA Systems, 51,665,750 2.5 Inc. Net $2,032,983,902 Assets
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http://www.meridianfund.com/merdx_top10.cfm 10/30/2007

Meridian Fund Page 1 of 1 Meridian Growth Fund Top 10 Sectors as of 9/30/2007 MERDX Pct. Sector Market Value Assets
Healthcare Products $ 175,978,687 8.7 % Tech-Software 164,265,608 8.1 Technology 138,793,588 6.8 Banking 127,397,096 6.3 Healthcare Services 123,726,481 6.1 Retail 104,255,400 5.1 Insurance Brokers 97,403,185 4.8 Brokerage & Money 94,986,852 4.7 Management Business Services 92,335,701 4.5 Industrial Products 82,520,362 4.1
Net Assets $ 2,032,983,902
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© 2000-2006 Meridian Fund, Inc. All rights reserved.
http://www.meridianfund.com/merdx_top10sectors.cfm 10/30/2007

MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERID

MVALX
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Meridian Value Fund

Top 10 Holdings
as of 9/30/2007

Holding		Market Value	Percentage of Portfolio	
Baxter International, Inc.	$	53,736,144	3.1	%
Beckman Coulter, Inc.		52,561,376	3.0	
Avon Products, Inc.		48,383,676	2.8	
BE Aerospace, Inc.		46,621,578	2.7	
Intel Corp.		45,461,880	2.6	
Anheuser-Busch Cos., Inc.		43,596,279	2.5	
MGI Pharma, Inc.		41,242,188	2.4	
Dynegy, Inc. Class A		41,009,892	2.4	
Pactiv Corp.		37,346,846	2.1	
Annaly Capital Management, Inc. REIT		37,220,445	2.1	
Net Assets	$	**1,739,799,102**		

© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Fund Page 1 of 1 Meridian Value Fund Top 10 Holdings as of 9/30/2007
MVALX Percentage Holding Market Value of Portfolio
Baxter International, $ 53,736,144 3.1 % Inc. Beckman 52,561,376 3.0 Coulter, Inc. Avon Products, 48,383,676 2.8 Inc. BE Aerospace, 46,621,578 2.7 Inc.
Intel Corp. 45,461,880 2.6 Anheuser- Busch Cos., 43,596,279 2.5 Inc.
MGI Pharma, 41,242,188 2.4 Inc. Dynegy, Inc. 41,009,892 2.4 Class A
Pactiv Corp. 37,346,846 2.1 Annaly Capital Management, 37,220,445 2.1 Inc. REIT
Net $ 1,739,799,102 Assets
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© 2000-2006 Meridian Fund, Inc. All rights reserved.
http://www.meridianfund.com/mvalx_top10.cfm 10/30/2007

Meridian Fund Page 1 of 1 Meridian Value Fund Top 10 Sectors as of 9/30/2007 MVALX Pct. Sector Market Value Assets
Healthcare Products $ 206,130,288 11.9 % Technology 169,428,412 9.7 Industrial Products 158,047,800 9.1 Consumer Products 141,027,922 8.1 Energy 109,433,955 6.3 Pharmaceuticals 100,940,518 5.8 Utilities 97,605,353 5.6 Apparel 80,038,959 4.6 Consumer Products/Food & 79,826,523 4.6 Beverage Banking 65,117,239 3.7
Net Assets $ 1,739,799,102
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© 2000-2006 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.
October 1, 2007
To Our Shareholders:
Stocks posted mixed results during the September quarter. The period was volatile and started with trouble in the sub-prime mortgage market, but ended with a fifty basis point rate cut by the Federal Reserve. Large cap stocks fared better than their smaller counterparts. The S&P 500 advanced 1.6%, the NASDAQ 3.8%, but the Russell 2000 declined 3.4%. The best performing sectors included nonferrous metals, consumer electronics and heavy construction. Home construction, employment agencies and mortgage finance companies were among the groups hardest hit. The interest rate on the ten-year government bond declined from 5.03% to 4.58% during the quarter, reflecting expectations of a slower economy and a flight to safety on the part of nervous investors.
Economic growth was revised to 3.8% for the second quarter, but activity appears to have slowed somewhat since the end of June. Non-residential construction, capital spending, government spending and exports continue to grow. Consumer spending and manufacturing are doing okay while residential construction, on the other hand, is off considerably. Oil prices continue to rise and the dollar remains weak. The primary concern is the impact the troubled housing and mortgage markets will have on credit availability and economic growth. Consumer spending is coming under mounting pressure and it is hard to believe that this important economic component will show much life during the foreseeable future. We believe, however, that the economy will weather the above problems, but that activity will moderate during the next several quarters. Corporate profits, in our opinion, will continue to inch up, but at a slower pace, and interest rates and the rate of inflation will remain stable.
We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.
Richard F. Aster, Jr.
Meridian Equity Income Fund® (MEIFX)
The Meridian Equity Income Fund’s net asset value per share at September 30, 2007 was $12.87. This represents an increase of 5.2% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were 33.2% and

11.4%, respectively. The Fund’s assets at the close of the quarter were invested 4.8% in cash and 95.2% in stocks. Total net assets were $42,276,788 and there were 615 shareholders.
Our strategy remains unchanged. The Fund continues to seek to invest in companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. The portfolio is diversified with 36 positions representing 27 different industry groups. At the end of the September quarter, the portfolio’s average holding had a 5-year-average return on equity of 19.8% and an average dividend yield of 2.8%; both measures substantially higher than the average S&P 500 stock. The average position had a market capitalization of $42.1 billion, a debt ratio of 32.9% and earnings per share that are expected to grow 10.0% during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund.
During the quarter we did not purchase or sell any new positions.
Johnson & Johnson, a current holding, is an established leader in many areas of the health care market with well-known consumer brands, over-the-counter and prescription pharmaceutical offerings as well as medical device, diagnostic and visual care products. This is a stable, noncyclical business area and Johnson & Johnson is positioned to benefit from the industry’s solid growth for years to come. International prospects are particularly exciting. The company has a return on equity of 25%, minimal debt, strong cash flow and a growing dividend that now yields 2.5%. We believe the shares will show good long-term performance.
Meridian Growth Fund® (MERDX)
The Meridian Growth Fund’s net asset value per share at September 30, 2007 was $42.79. This represents an increase of 9.1% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,947.8% and 13.9%, respectively. The Fund’s assets at the close of the quarter were invested 4.9% in cash and cash equivalents and 95.1% in stocks. Total net assets were $2,032,983,902 and there were 74,341 shareholders.
There has been no change in our market outlook. Short-term market predictions are difficult but, for what it’s worth, we expect normal-type returns from stocks during the foreseeable future. This is based on modest economic growth, stable interest rates and the current reasonable valuation assigned to equities. We believe the recent strong performance from commodity-based companies will be difficult to sustain. Our portfolio consists of good companies that we believe, for the most part, are positioned well for consistent long-term growth. They are market leaders with strong returns on invested capital and sell at reasonable valuations. Our largest areas of concentration are health care, technology and financial stocks.
During the quarter we purchased shares of MICROS Systems and Network Appliance. We sold our positions in Carters, Regis and Republic Services.
Global Payments, a current holding, is a leading payment processing company serving mid and small merchant customers. Over $2 trillion of annual consumer spending is charged using

MasterCard and VISA cards in North America. This market is forecasted to grow 6% to 8% with consumers continuing to shift away from paper-based payments to card-based and electronic-based forms. However, the largest opportunity for growth in payment processing is occurring in international markets. Purchase transactions on credit and debit cards in Asia Pacific (APAC) are forecasted to grow 17%. Global Payments has approximately 20% market share in its served APAC region through its joint venture with HSBC. Central & Eastern Europe (CEE) credit card circulation is forecasted to grow over 50% with the structural improvement of the banking sector. Global Payments recently acquired a payment processor in the Czech Republic with 50% market share to grow its presence in CEE. The company should be able to grow revenue and profits at a double-digit rate while maintaining a strong balance sheet. The stock sells at a reasonable valuation given its earnings growth potential, free cash flow generation, experienced management team and positive long-term investment outlook.
Meridian Value Fund® (MVALX)
The Meridian Value Fund’s net asset value per share at September 30, 2007 was $38.46. This represents an increase of 8.0% for the calendar year to date. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 731.8% and 18.9%, respectively. The comparable period returns for the S&P 500 with dividends were 264.4% and 11.1%, respectively. The Fund’s assets at the close of the quarter were invested 5.2% in cash and cash equivalents and 94.8% in stocks. Total net assets were $1,739,799,102 and there were 72,793 shareholders.
Our investment strategy remains unchanged. We continue to seek out-of-favor companies that we believe have defensible positions in their industries, strong or improving balance sheets, reasonable valuations and good prospects for earnings growth. It is our position that over the long term this strategy will produce returns that outperform the Fund’s benchmark. In our opinion the portfolio is well positioned, reasonably valued and diversified. We hold 60 positions, representing 25 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are healthcare products, technology and industrial products. The outlook for our approach, in our view, is favorable at this time.
During the quarter we purchased shares of Abbott Laboratories, Edge Petroleum Corp., Secure Computing Corp., Shuffle Master, Grupo Televisa SA and UAP Holding Corp. We sold our positions in Barrick Gold Corp., Analog Devices, Apartment Investment & Management Co., Dionex Corp., Helen of Troy, Ltd., JPMorgan Chase & Co., Rent-A-Center, Stewart Information Services Corp., Sysco Corp., Universal Corp., Waste Management and XL Capital, Ltd.
We recently invested in UAP Holding Corp, a leading distributor of agricultural products such as chemicals, fertilizer and seeds that was spun-out from ConAgra in 2004. UAP suffered earnings declines due to drought conditions in 2006 that led to fewer acres planted and lower purchases of crop inputs. Earnings growth has since resumed and should continue as the company continues to gain market share in fertilizer via infrastructure expansions and acquisitions, expands its private label seed and chemical businesses, benefits from farm consolidation as larger farms tend to buy from large distributors such as UAP rather than local co-ops and pursues a cost and working capital reduction program that should boost margins.
We believe that earnings could exceed $3.00 in 3-5 years. Current valuation is attractive at a little over 10 times this normalized earnings level and the stock pays a 2.8% dividend yield.
Miscellaneous
The Meridian Funds are no-load and there are no transaction fees or commissions charged when purchased directly through our transfer agent, PFPC. This can be a very cost-effective method to purchase shares of the Meridian Funds for shareholders who do not need the services of a broker-dealer and for long-term investors that make multiple purchases.
We have added a new E-mail Alerts feature to our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds.

Meridian Equity Income Fund
Summary of Portfolio Holdings
September 30, 2007 (Unaudited)

Portfolio Holdings by Category (% of total net assets)
Electrical Equipment	6.0%	$2,551,021
Diversified Operations	5.9	2,486,700
Brokerage & Money Management	5.7	2,427,271
Oil & Gas	5.7	2,396,826
Chemicals	5.6	2,345,904
Basic Materials	5.5	2,336,955
Industrial Services	5.4	2,290,231
Insurance	5.0	2,109,796
Paper/Forest Products	4.5	1,902,357
Technology	3.4	1,415,188
Telecommunications Services	2.9	1,226,144
Auto Components	2.8	1,199,780
Transportation	2.8	1,168,932
Healthcare Products	2.7	1,152,049
Leisure & Amusement	2.7	1,135,199
Consumer Products	2.6	1,100,425
Insurance Brokers	2.6	1,077,746
Business Products	2.5	1,075,318
Apparel	2.5	1,065,900
Building-Tools & Machinery	2.5	1,041,212
Toys	2.4	1,011,126
Industrial Products	2.3	989,740
Business Services	2.3	980,356
Office Supplies	2.3	978,178
Retail	2.3	960,808
Banking	2.2	940,732
Furniture & Fixtures	2.1	885,671
Cash & Other Assets, Less Liabilities	4.8	2,025,223

	100.0%	$42,276,788

Meridian Growth Fund
Summary of Portfolio Holdings
September 30, 2007 (Unaudited)

Portfolio Holdings by Category (% of total net assets)
Healthcare Products	8.7%	$175,978,687
Tech-Software	8.1	164,265,608
Technology	6.8	138,793,588
Banking	6.3	127,397,096
Healthcare Services	6.1	123,726,481
Retail	5.1	104,255,400
Insurance Brokers	4.8	97,403,185
Brokerage & Money Management	4.7	94,986,852
Business Services	4.5	92,335,701
Industrial Products	4.1	82,520,362
Restaurants	3.3	67,507,158
Leisure & Amusement	3.2	64,577,764
Hotels & Lodging	3.1	62,200,404
U.S. Government Obligations	2.9	59,746,312
Healthcare Information Services	2.7	55,936,106
Cellular Communications	2.7	55,774,740
Aerospace/Defense	2.7	54,798,835
Insurance	2.5	51,868,580
Chemicals	2.5	50,620,960
Business Products	2.4	47,842,022
Energy	2.3	47,754,012
Consumer Services	2.3	45,781,010
Construction	2.0	41,121,517
Industrial Services	1.9	38,798,569
Wholesale	1.6	31,924,000
Transportation	0.7	14,102,688
Cash & Other Assets, Less Liabilities	2.0	40,966,265

	100.0%	$2,032,983,902

Meridian Value Fund
Summary of Portfolio Holdings
September 30, 2007 (Unaudited)

Portfolio Holdings by Category (% of total net assets)
Healthcare Products	11.9%	$206,130,288
Technology	9.7	169,428,412
Industrial Products	9.1	158,047,800
Consumer Products	8.1	141,027,922
Energy	6.3	109,433,955
Pharmaceuticals	5.8	100,940,518
Utilities	5.6	97,605,353
Apparel	4.6	80,038,959
Consumer Products/Food & Beverage	4.6	79,826,523
Banking	3.7	65,117,239
U.S. Government Obligations	3.4	59,726,424
Agriculture	3.0	51,347,156
Aerospace/Defense	2.7	46,621,578
Tech-Software	2.2	38,130,451
Insurance Brokers	1.9	32,371,258
Leisure & Amusement	1.9	32,342,615
Business Products	1.8	31,966,596
Oil & Gas	1.8	31,308,978
Information Technology Services	1.7	30,229,953
Telecommunications Equipment	1.7	29,171,963
Brokerage & Money Management	1.5	26,924,540
Education	1.5	26,730,391
Business Services	1.2	21,503,175
Media	1.0	17,692,440
Healthcare Services	1.0	16,505,946
Industrial Services	0.5	8,399,592
Cash & Other Assets, Less Liabilities	1.8	31,229,077

	100.0%	$1,739,799,102

Meridian Equity Income Fund
Schedule of Investments
September 30, 2007 (Unaudited)

	Shares	Value*
COMMON STOCKS - 95.2%

APPAREL - 2.5%
VF Corp.	13,200	$1,065,900

AUTO COMPONENTS - 2.8%
Autoliv, Inc. (Sweden)	20,080	1,199,780

BANKING - 2.2%
Comerica, Inc.	18,345	940,732

BASIC MATERIALS - 5.5%
PPG Industries, Inc.	15,090	1,140,050
Rohm & Haas Co.	21,500	1,196,905

		2,336,955

BROKERAGE & MONEY MANAGEMENT - 5.7%
Federated Investors, Inc. Class B	30,655	1,217,003
Waddell & Reed Financial, Inc. Class A	44,775	1,210,268

		2,427,271

BUILDING-TOOLS & MACHINERY - 2.5%
Stanley Works (The)	18,550	1,041,212

BUSINESS PRODUCTS - 2.5%
Diebold, Inc.	23,675	1,075,318

BUSINESS SERVICES - 2.3%
R. R. Donnelley & Sons Co.	26,815	980,356

CHEMICALS - 5.6%
E.I. du Pont de Nemours & Co.	22,580	1,119,065
RPM International, Inc.	51,225	1,226,839

		2,345,904

CONSUMER PRODUCTS - 2.6%
Reynolds American, Inc.	17,305	1,100,425

DIVERSIFIED OPERATIONS - 5.9%
3M Co.	13,640	1,276,431
Eaton Corp.	12,220	1,210,269

		2,486,700

ELECTRICAL EQUIPMENT - 6.0%
Emerson Electric Co.	24,375	1,297,237
Hubbell, Inc. Class B	21,950	1,253,784

		2,551,021

FURNITURE & FIXTURES - 2.1%
Leggett & Platt, Inc.	46,225	885,671

HEALTHCARE PRODUCTS - 2.7%
Johnson & Johnson	17,535	1,152,049

INDUSTRIAL PRODUCTS - 2.3%
Bemis Co., Inc.	34,000	989,740

INDUSTRIAL SERVICES - 5.4%
Genuine Parts Co.	21,885	1,094,250
Waste Management, Inc.	31,690	1,195,981

		2,290,231

INSURANCE - 5.0%
Lincoln National Corp.	16,085	1,061,127
Mercury General Corp.	19,445	1,048,669

		2,109,796

INSURANCE BROKERS - 2.6%
Willis Group Holdings, Ltd. (United Kingdom)	26,325	1,077,746

LEISURE & AMUSEMENT - 2.7%
Carnival Corp.	23,440	1,135,199

OFFICE SUPPLIES - 2.3%
Avery Dennison Corp.	17,155	978,178

OIL & GAS - 5.7%
BP plc ADR (United Kingdom)	15,400	1,067,990
Chevron Corp.	14,200	1,328,836

		2,396,826

Meridian Equity Income Fund
Schedule of Investments (continued)
September 30, 2007 (Unaudited)

	Shares	Value*
COMMON STOCK (continued)

PAPER/FOREST PRODUCTS - 4.5%
Kimberly-Clark Corp.	15,650	$1,099,569
Sonoco Products Co.	26,600	802,788

		1,902,357

RETAIL - 2.3%
Limited Brands, Inc.	41,975	960,808

TECHNOLOGY - 3.4%
Intel Corp.	54,725	1,415,188

TELECOMMUNICATIONS SERVICES - 2.9%
AT&T, Inc.	28,980	1,226,144

TOYS - 2.4%
Mattel, Inc.	43,100	1,011,126

TRANSPORTATION - 2.8%
United Parcel Service, Inc. Class B	15,565	1,168,932

TOTAL INVESTMENTS - 95.2%
(Identified cost $35,323,760)		40,251,565

CASH AND OTHER ASSETS, LESS LIABILITIES - 4.8%		2,025,223

NET ASSETS - 100.0%		$42,276,788

The aggregate book cost is $35,323,760.
The aggregate gross unrealized appreciation is $5,272,941.
The aggregate gross unrealized depreciation is $(345,136).
The net unrealized appreciation is $4,927,805.
ADR — American Depository Receipt

*	Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day.

Meridian Growth Fund
Schedule of Investments
September 30, 2007 (Unaudited)

	Shares	Value***
COMMON STOCKS - 95.1%

AEROSPACE/DEFENSE - 2.7%
BE Aerospace, Inc.*	1,319,500	$54,798,835

BANKING - 6.3%
Annaly Capital Management, Inc. REIT	2,580,000	41,099,400
SVB Financial Group*	872,200	41,307,392
UCBH Holdings, Inc.	2,573,816	44,990,304

		127,397,096

BROKERAGE & MONEY MANAGEMENT - 4.7%
Affiliated Managers Group, Inc.*	374,900	47,803,499
T. Rowe Price Group, Inc.	847,250	47,183,353

		94,986,852

BUSINESS PRODUCTS - 2.4%
Diebold, Inc.	1,053,325	47,842,022

BUSINESS SERVICES - 4.5%
CSG Systems International, Inc.*	2,029,330	43,123,263
Global Payments, Inc.	1,112,900	49,212,438

		92,335,701

CELLULAR COMMUNICATIONS - 2.7%
American Tower Corp. Class A*	1,281,000	55,774,740

CHEMICALS - 2.5%
RPM International, Inc.	2,113,610	50,620,960

CONSTRUCTION - 2.0%
Granite Construction, Inc.	775,585	41,121,517

CONSUMER SERVICES - 2.3%
Rollins, Inc.	1,715,287	45,781,010

ENERGY - 2.3%
FMC Technologies, Inc.*	828,200	47,754,012

HEALTHCARE INFORMATION SERVICES - 2.7%
Cerner Corp.*	935,230	55,936,106

HEALTHCARE PRODUCTS - 8.7%
C. R. Bard, Inc.	715,475	63,097,740
DENTSPLY International, Inc.	1,546,000	64,375,440
Edwards Lifesciences Corp.*	983,685	48,505,507

		175,978,687

HEALTHCARE SERVICES - 6.1%
Apria Healthcare Group, Inc.*	1,050,300	27,318,303
DaVita, Inc.*	793,900	50,158,602
Laboratory Corp. of America Holdings*	591,200	46,249,576

		123,726,481

HOTELS & LODGING - 3.1%
Las Vegas Sands Corp.*	466,200	62,200,404

INDUSTRIAL PRODUCTS - 4.1%
Airgas, Inc.	476,967	24,625,806
Dionex Corp.*	728,600	57,894,556

		82,520,362

INDUSTRIAL SERVICES - 1.9%
Allied Waste Industries, Inc.*	3,043,025	38,798,569

INSURANCE - 2.5%
Mercury General Corp.	961,776	51,868,580

INSURANCE BROKERS - 4.8%
Brown & Brown, Inc.	1,795,350	47,217,705
Willis Group Holdings, Ltd. (United Kingdom)	1,225,830	50,185,480

		97,403,185

LEISURE & AMUSEMENT - 3.2%
Royal Caribbean Cruises, Ltd.	1,191,835	46,517,320
Winnebago Industries, Inc.	756,300	18,060,444

		64,577,764

Meridian Growth Fund
Schedule of Investments (continued)
September 30, 2007 (Unaudited)

	Shares	Value***
COMMON STOCK (continued)

RESTAURANTS - 3.3%
CBRL Group, Inc.	525,188	$21,427,670
Darden Restaurants, Inc.	1,100,800	46,079,488

		67,507,158

RETAIL - 5.1%
Bed Bath & Beyond, Inc.*	585,000	19,960,200
PetSmart, Inc.	1,471,000	46,924,900
Ross Stores, Inc.	1,457,500	37,370,300

		104,255,400

TECHNOLOGY - 6.8%
ACI Worldwide, Inc.*	455,240	10,174,614
International Rectifier Corp.*	1,325,500	43,728,245
Network Appliance, Inc.*	1,651,200	44,433,792
Zebra Technologies Corp. Class A*	1,108,713	40,456,937

		138,793,588

TECH-SOFTWARE - 8.1%
Advent Software, Inc.*	1,066,438	50,090,593
BEA Systems, Inc.*	3,725,000	51,665,750
Cognos, Inc. (Canada)*	1,255,565	52,143,614
MICROS Systems, Inc.*	159,300	10,365,651

		164,265,608

TRANSPORTATION - 0.7%
AirTran Holdings, Inc.*	1,433,200	14,102,688

WHOLESALE - 1.6%
United Stationers, Inc.*	575,000	31,924,000

TOTAL COMMON STOCKS - 95.1%

(Cost $1,499,231,026)	1,932,271,325

U.S. GOVERNMENT OBLIGATIONS - 2.9%

U.S. Treasury Bill @ 4.129%** due 10/04/07 (Face Value $20,000,000)	19,988,750
U.S. Treasury Bill @ 4.221%** due 11/15/07 (Face Value $20,000,000)	19,892,422
U.S. Treasury Bill @ 3.978%** due 12/06/07 (Face Value $20,000,000)	19,865,140

TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $59,734,217)	59,746,312

TOTAL INVESTMENTS - 98.0% (Cost $1,558,965,243)	1,992,017,637

CASH AND OTHER ASSETS, LESS LIABILITIES - 2.0%	40,966,265

NET ASSETS - 100.0%	$2,032,983,902

The aggregate book cost is $1,558,965,243.
The aggregate gross unrealized appreciation is $467,361,973.
The aggregate gross unrealized depreciation is $(34,309,579).
The net unrealized appreciation is $433,052,394.
REIT — Real Estate Investment Trust

*	Non-income producing securities

**	Annualized yield at date of purchase

***	Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day.

Meridian Value Fund
Schedule of Investments
September 30, 2007 (Unaudited)

	Shares	Value***
COMMON STOCKS - 94.8%

AEROSPACE/DEFENSE - 2.7%
BE Aerospace, Inc.*	1,122,600	$46,621,578

AGRICULTURE - 3.0%
Bunge, Ltd.	190,800	20,501,460
UAP Holding Corp.	983,600	30,845,696

		51,347,156

APPAREL - 4.6%
Hanesbrands, Inc.*	634,800	17,812,488
Liz Claiborne, Inc.	888,700	30,509,071
Quiksilver, Inc.*	2,218,000	31,717,400

		80,038,959

BANKING - 3.7%
Annaly Capital Management, Inc. REIT	2,336,500	37,220,445
Friedman, Billings, Ramsey Group, Inc. Class A	800,600	3,690,766
Regions Financial Corp.	821,100	24,206,028

		65,117,239

BROKERAGE & MONEY MANAGEMENT - 1.5%
Federated Investors, Inc. Class B	678,200	26,924,540

BUSINESS PRODUCTS - 1.8%
Diebold, Inc.	703,800	31,966,596

BUSINESS SERVICES - 1.2%
Hewitt Associates, Inc. Class A*	613,500	21,503,175

CONSUMER PRODUCTS - 8.1%
Avon Products, Inc.	1,289,200	48,383,676
Blount International, Inc.*	677,800	7,699,808
Briggs & Stratton Corp.	618,400	15,571,312
Electronic Arts, Inc.*	572,000	32,026,280
Pactiv Corp.*	1,303,100	37,346,846

		141,027,922

CONSUMER PRODUCTS/FOOD & BEVERAGE - 4.6%
Anheuser-Busch Cos., Inc.	872,100	43,596,279
International Flavors & Fragrances, Inc.	685,400	36,230,244

		79,826,523

EDUCATION - 1.5%
Corinthian Colleges, Inc.*	1,680,100	26,730,391

ENERGY - 6.3%
Exterran Holdings, Inc.*	339,950	27,311,583
GlobalSanteFe Corp.	306,800	23,322,936
International Coal Group, Inc.*	4,975,300	22,090,332
Kinder Morgan Management, LLC*	785,221	36,709,104

		109,433,955

HEALTHCARE PRODUCTS - 11.9%
Abbott Laboratories	412,000	22,091,440
American Medical Systems Holdings, Inc.*	1,540,600	26,113,170
Baxter International, Inc.	954,800	53,736,144
Beckman Coulter, Inc.	712,600	52,561,376
Cooper Cos, Inc. (The)	521,400	27,331,788
STERIS Corp.	889,000	24,296,370

		206,130,288

HEALTHCARE SERVICES - 1.0%
Apria Healthcare Group, Inc.*	634,600	16,505,946

INDUSTRIAL PRODUCTS - 9.1%
Albany International Corp. Class A	668,700	25,069,563
Cabot Corp.	561,900	19,964,307
Chemtura Corp.	2,427,800	21,583,142
Mine Safety Appliances Co.	453,350	21,357,319
Schnitzer Steel Industries, Inc. Class A	466,500	34,189,785
Sealed Air Corp.	1,403,900	35,883,684

		158,047,800

Meridian Value Fund
Schedule of Investments (continued)
September 30, 2007 (Unaudited)

	Shares	Value***
COMMON STOCK (continued)

INDUSTRIAL SERVICES - 0.5%
ABM Industries, Inc.	420,400	$8,399,592

INFORMATION TECHNOLOGY SERVICES - 1.7%
CACI International, Inc. Class A*	591,700	30,229,953

INSURANCE BROKERS - 1.9%
Willis Group Holdings, Ltd. (United Kingdom)	790,700	32,371,258

LEISURE & AMUSEMENT - 1.9%
Polaris Industries, Inc.	340,500	14,852,610
Shuffle Master, Inc.*	1,169,900	17,490,005

		32,342,615

MEDIA - 1.0%
Grupo Televisa SA ADR (Mexico)	732,000	17,692,440

OIL & GAS - 1.8%
BP plc ADR (United Kingdom)	324,600	22,511,010
Edge Petroleum Corp.*	685,200	8,797,968

		31,308,978

PHARMACEUTICALS - 5.8%
Charles River Laboratories International, Inc.*	577,900	32,449,085
MGI Pharma, Inc.*	1,484,600	41,242,188
Schering-Plough Corp.	861,500	27,249,245

		100,940,518

TECHNOLOGY - 9.7%
Avid Technology, Inc.*	677,400	18,343,992
Entegris, Inc.*	2,215,900	19,234,012
Intel Corp.	1,758,000	45,461,880
Intermec, Inc.*	915,200	23,905,024
Western Digital Corp.*	1,371,900	34,736,508
Zebra Technologies Corp. Class A*	760,400	27,746,996

		169,428,412

TECH-SOFTWARE - 2.2%
Cognos, Inc.* (Canada)	817,000	33,930,010
Secure Computing Corp.*	431,700	4,200,441

		38,130,451

TELECOMMUNICATIONS EQUIPMENT - 1.7%
Nokia Oyj ADR (Finland)	769,100	29,171,963

UTILITIES - 5.6%
Dynegy, Inc. Class A*	4,438,300	41,009,892
Hawaiian Electric Industries, Inc.	1,108,375	24,062,821
Progress Energy, Inc.	694,400	32,532,640

		97,605,353

TOTAL COMMON STOCKS - 94.8%
(Cost $1,451,233,156)		1,648,843,601

U.S. GOVERNMENT OBLIGATIONS - 3.4%
U.S. Treasury Bill @ 4.129%** due 10/04/07 (Face Value $15,000,000)		14,991,562
U.S. Treasury Bill @ 4.519%** due 11/08/07 (Face Value $15,000,000)		14,926,500
U.S. Treasury Bill @ 4.221%** due 11/15/07 (Face Value $15,000,000)		14,919,317
U.S. Treasury Bill @ 3.966%** due 12/13/07 (Face Value $15,000,000)		14,889,045

TOTAL U.S. GOVERNMENT OBLIGATIONS
(Cost $59,716,285)		59,726,424

TOTAL INVESTMENTS - 98.2%
(Cost $1,510,949,441)		1,708,570,025

CASH AND OTHER ASSETS, LESS LIABILITIES - 1.8%		31,229,077

NET ASSETS - 100.0%		$1,739,799,102

The aggregate book cost is $1,510,949,441.
The aggregate gross unrealized appreciation is $247,480,585.
The aggregate gross unrealized depreciation is $(49,860,001).
The net unrealized appreciation is $197,620,584.
ADR — American Depository Receipt
REIT — Real Estate Investment Trust

Meridian Value Fund
Schedule of Investments (continued)
September 30, 2007 (Unaudited)

*	Non-income producing securities

**	Annualized yield at date of purchase

***	Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day.

(THIS PAGE INTENTIONALLY LEFT BLANK)

MERIDIAN FUND, INC.
This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Officers and Directors
RICHARD F. ASTER, JR.
President and Director
MICHAEL S. ERICKSON
JAMES B. GLAVIN
HERBERT C. KAY
RONALD ROTTER
MICHAEL STOLPER
Directors
GREGG B. KEELING
Chief Financial Officer,
Treasurer and Secretary
Chief Compliance Officer
Custodian
PFPC TRUST COMPANY
Philadelphia, Pennsylvania
Transfer Agent and Disbursing Agent
PFPC INC.
King of Prussia, Pennsylvania
(800) 446-6662
Counsel
MORRISON & FOERSTER LLP
Washington, D.C.
Auditors
PRICEWATERHOUSECOOPERS LLP
San Francisco, California
MERIDIAN EQUITY INCOME FUND®
MERIDIAN GROWTH FUND®
MERIDIAN VALUE FUND®
FIRST QUARTER REPORT
60 E. Sir Francis Drake Blvd.
Wood Island, Suite 306
Larkspur, CA 94939
www.meridianfund.com
Telephone (800) 446-6662
September 30, 2007